

SEC 07002063 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 16452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. J. & M. Geldzahler

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1347 - 49 Street
(No. and Street)

Brooklyn (City) NY (State) 11219 (Zip Code)


SEC RECEIVED
FEB 27 2007
WASH. DC 20549
PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MALVINE GELDZAHLER 718 851-[illegible]283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seewald and Co.
(Name – *if individual, state last, first, middle name*)

5423 - 15 Avenue (Address) Brooklyn (City) NY (State) 11219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

AB 3/6

OATH OR AFFIRMATION

I, MALVINE GELDZAHLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J & M Geldzahler, as of 12/31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Malvine Geldzahler
Signature

Compliance Officer
Title

Notary Public

JUDY ZELKOVITZ
Notary Public, State of New York
No. 01ZE5015222
Qualified in Kings County
Commission Expires July 19, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J J & M GELDZAHLER

REPORT

DECEMBER 31, 2006

J J & M GELDZAHLER

REPORT

DECEMBER 31, 2006

SEEWALD & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE, BROOKLYN, N.Y. 11219 (718) 851-0087

February 8, 2007

J.J. & M. Geldzahler
1347 - 49th Street
Brooklyn, N. Y. 11219

Gentlemen:

We have audited the balance sheet of J.J.& M. Geldzahler as of December 31, 2006 and the related statements of operations, stockholder's equity, cash flows, and supplementary information, for the year then ended. These financial statements are the responsibility of the Company management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.. We believe that our audit provides a reasonable basis for our opinion.

We have determined that you are exempt from Rule 15C3-3 and conditions of the exemption were being complied with as of the examination date, and that no facts came to our attention to indicate that the exemption has not been complied with during the period.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the organization as of the above date, and the results of its operations for the year then ended, in conformity with generally accepted accounting principles.



SEEWALD & COMPANY

Brooklyn, New York

SAUL SEEWALD
CERTIFIED PUBLIC ACCOUNTANTS

SAUL SEEWALD, CPA
MARVIN SEEWALD, CPA

5423 FIFTEENTH AVENUE, BROOKLYN, N.Y. 11219 (718) 851-0087

February 8, 2007

J J & M Geldzahler
1347 - 49th Street
Bklyn, N.Y. 11219

Gentlemen:

Relative to our audit of your books and records for the calendar year 2006, we examined and assessed your accounting system, internal accounting control, and procedures for safeguarding securities.

Our examination did not reveal any material inadequacies in your accounting system, internal accounting system, internal accounting control, or in your procedures for safeguarding securities.

Brooklyn, New York

Seewald & Co.

SEEWALD & COMPANY

J.J. & M. GELDZAHLER
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Current assets	
Cash in bank	$ 153,724
NASD - Investment	2,400
Fixed assets	
Auto - net	5,986
Total Assets	$ 162,110
LIABILITIES & PARTNERS' EQUITY	
Liabilities	
Accounts Payable	$ 1,200
Partners' Equity	
Capital	160,910
Total Liabilities & Partners' Equity	$ 162,110

SEEWALD & CO
CERTIFIED PUBLIC ACCOUNTANTS

J. J. & M. GELDZAHLER
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES	
Revenue from sale of investment company shares	$ 53,542
Interest income	283
Total revenue	$ 53,825
EXPENSES	
Regulatory fees	$ 867
Rent	7,200
Telephone	2,020
Utilities	2,958
Insurance	2,307
Professional fees	1,200
Postage and office expense	4,303
Travel	2,436
Selling expense	862
Cleaning	1,320
Depreciation	1,102
Total expenses	$ 26,575
Net income	$ 27,250

J. J. & M. GELDZAHLER
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2006

Operating activities:	
Net income	$ 27,250
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,102
Net cash provided by operating activities	$ 28,352
INVESTING ACTIVITIES	
None	
Financing activities:	
Distribution to partners	$ (31,712)
Decrease in cash	$ (3,360)
Cash balance - January 1, 2006	157,084
Cash balance - December 31, 2006	$ 153,724

SEEWALD & CO
CERTIFIED PUBLIC ACCOUNTANTS

J. J. & M. GELDZAHLER
STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Balance, January 1, 2006	$ 165,372
Net income	27,250
Additions	0
Deductions	(31,712)
Balance, December 31, 2006	$ 160,910

SEEWALD & CO
CERTIFIED PUBLIC ACCOUNTANTS

J. J. & M. GELDZAHLER

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Ownership equity	$ 160,910
Non-allowable assets	8,386
Net Capital	$ 152,524

J. J. & M. GELDZAHLER
RECONCILIATION OF AUDITED COMPUTATION OF
NET WORTH
AS AT DECEMBER 31, 2006

There was no material difference between the audited computation of net capital, in the amount of $ 160,910.00, and the broker-dealers' corresponding unaudited balance of ownership equity as reflected on line 1 Part IIA of the Focus Report form X-17A-5.

END